Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

May 10, 2017

  Leading. The Linde Group

 Welcome to theAnnual General Meeting 2017 of Linde AG

 Professor Dr Wolfgang Reitzle

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   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Presentation of the annual financialstatements 2016

 Professor Dr Aldo Belloni  Leveraging potential

 The Linde Group  Welcome!

 The Linde Group  Fundamentally stable business model

 The Linde Group  2016 was an eventful year

 The Linde Group  We are facing major challenges

 The Linde Group  Many thanks to our employees!

 The Linde Group 1. Business performance and leveraging our potential

 The Linde Group Business performance and leveraging our potentialFuture prospects and the planned merger

 The Linde Group 2016

 The Linde Group 2016  Stable earnings power maintained

 The Linde Group 2016  Stable earnings power maintainedIncreases in revenue and earnings achieved again

 The Linde Group 2016  Group revenue: ~ €17 billion

 The Linde Group 2016  Group revenue: ~ €17 billion Operating profit: up 0.3%

 The Linde Group 2016  Group revenue: ~ €17 billion Operating profit: up 0.3%Operating margin: 24.2%

 The Linde Group 2016  ROCE: 9.4%

 The Linde Group 2016  ROCE: 9.4%Earnings per share: up 6.6%

 The Linde Group 2016  ROCE: 9.4%Earnings per share: up 6.6% Cash flow: € 3.4 billion

   The divisions in 2016 – Gases Division

   The divisions in 2016 – Gases Division  Revenue: around €14.9 billion

   The divisions in 2016 – Gases Division  Revenue: around €14.9 billion Operating profit: up 1.4%

   The divisions in 2016 – Gases Division  Revenue: around €14.9 billion Operating profit: up 1.4%Operating margin: 28.3%

   The divisions in 2016 – Gases Division  Successes: new projects around the world

   The divisions in 2016 – Gases Division Americas segment

   The divisions in 2016 – Gases Division Americas segment  Revenue growth of 0.9%

   The divisions in 2016 – Gases Division Americas segment Revenue growth of 0.9% Operating profit rose by 1.6%

   The divisions in 2016 – Gases Division EMEA segment

   The divisions in 2016 – Gases Division EMEA segment  Revenue on a comparable basis similar to prior year

   The divisions in 2016 – Gases Division EMEA segment Revenue on a comparable basis similar to prior year Slight improvement in operating profit

   The divisions in 2016 – Gases Division Asia/Pacific segment

   The divisions in 2016 – Gases Division Asia/Pacific segment Revenue on a comparable basis rose by 1.8%

   The divisions in 2016 – Gases Division Asia/Pacific segment Revenue on a comparable basis rose by 1.8% Operating profit: up 2%

   The divisions in 2016 – Engineering Division

   The divisions in 2016 – Engineering Division  Revenue: fall of 9.4%

   The divisions in 2016 – Engineering Division  Revenue: fall of 9.4% Operating profit: €196 million

   The divisions in 2016 – Engineering Division  Revenue: fall of 9.4% Operating profit: €196 million Operating margin: 8.3%

   The divisions in 2016 – Engineering Division Operating margin above the industry average

   The divisions in 2016 – Engineering Division Operating margin above the industry average Order backlog remained solid

 The Linde Group – Dividend

 The Linde Group – Dividend  Continuity and performance

 The Linde Group – Dividend  Continuity and performance Dividend of €3.70

 The Linde Group – Dividend  Continuity and performance Dividend of €3.70 Increase of 7.2%

 The Linde Group – 1st quarter of 2017

 The Linde Group – 1st quarter of 2017  We have made a decent start

 The Linde Group – 1st quarter of 2017 We have made a decent start Measures introduced are having an effect

 1st quarter of 2017 – Group

 1st quarter of 2017 – Group  Group revenue: up 4.2%

 1st quarter of 2017 – Group  Group revenue: up 4.2% Operating profit: up 3.1%

 1st quarter of 2017 – Group  Group revenue: up 4.2% Operating profit: up 3.1% Operating margin: 23.7%

   1st quarter of 2017 – Gases Division

   1st quarter of 2017 – Gases Division  Group revenue: up 0.9%

   1st quarter of 2017 – Gases Division  Group revenue: up 0.9% Operating profit: up 2.4%

   1st quarter of 2017 – Gases Division  Group revenue: up 0.9% Operating profit: up 2.4% Operating margin: 27.7%

   1st quarter of 2017 – Engineering Division

   1st quarter of 2017 – Engineering Division  Revenue: €648 million

   1st quarter of 2017 – Engineering Division  Revenue: €648 million Operating profit: €53 million

   1st quarter of 2017 – Engineering Division  Operating margin: 8.2%

   1st quarter of 2017 – Engineering Division  Operating margin: 8.2% Order backlog remained solid

 The Linde Group – Outlook for 2017

 The Linde Group – Outlook for 2017 Group revenue: between 3% below and 3% above 2016 figure (after adjusting for exchange rate effects)

 The Linde Group – Outlook for 2017 Group revenue: between 3% below and 3% above 2016 figure (after adjusting for exchange rate effects) Operating profit: on a par with or up to 7% higher than in 2016 (after adjusting for exchange rate effects)

 The Linde Group – Future prospects

 The Linde Group – Future prospects Global economy: risks and uncertainties

 The Linde Group – Future prospects  Global economy: risks and uncertainties Competition: high cost pressures

 The Linde Group – Leveraging potential

 The Linde Group – Leveraging potential Global restructuring measures

 The Linde Group – Leveraging potential Global restructuring measures Organisational adjustments

 The Linde Group – Leveraging potential Global restructuring measures Organisational adjustments Reduction in non-staff costs

 The Linde Group – Planned merger

 The Linde Group – Planned merger Merger will create value

 The Linde Group – Planned merger Merger will create valueTwo leading companies become one unit

 The Linde Group – Planned merger Very good progress with the negotiations

 The Linde Group –Main requirement areas

 The Linde Group – Main requirement areas 1. Expand our geographic presence

 The Linde Group – Main requirement areas 2. Create growth trends

 The Linde Group –Main requirement areas 3. Ensure financial stability and flexibility

 The Linde Group – Main requirement areas 4. Drive forward technology and innovations

 The Linde Group – Main requirement areas 5. Embed a performance culture

 The Linde Group – Planned merger

 The Linde Group – Planned merger Newly-formed holding company called Linde

 The Linde Group – Planned merger Newly-formed holding company called Linde Listings to be sought: S&P 500 and DAX

 The Linde Group – Planned merger Public exchange offer to Linde shareholders

 The Linde Group – Planned merger Public exchange offer to Linde shareholders 1.54 shares in the new company for 1 Linde share

 The Linde Group – Planned merger Public exchange offer to Linde shareholders 1.54 shares in the new company for 1 Linde shareValuation ratio: 50% : 50%

 The Linde Group – Planned merger  Completion in 2018

 The Linde Group – Planned merger

 The Linde Group – Planned merger Comments on the current position

 The Linde Group – Planned merger Each Linde shareholder may decide independently

 The Linde Group – Planned merger No shareholder is obliged to exchange his or her shares

 The Linde Group – Planned merger Transaction only implemented if there is an overwhelming majority

 The Linde Group – Planned merger Decision will be able to be based on extensive information

 The Linde Group – Planned merger Transaction accords with standard practice

 The Linde Group – Planned merger Organisational reasons

 The Linde Group – Planned merger Legitimation by the shareholders of both merger partners

 The Linde Group

 The Linde Group Confident about the future

 The Linde Group Confident about the future Reliable for our shareholders

 The Linde Group Thank you very much!

 Dr Thomas Enders

 Dr Sven Schneider

 Attendance

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   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the appropriation of the balance sheet profit

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the discharge of the actions of the Executive Board members

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the discharge of the actions of the Supervisory Board members

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the appointment of public auditors

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Election to the Supervisory Board

 General debate

 Voting

 Attendance

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the appropriation of the balance sheet profit

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the discharge of the actions of the Executive Board members

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the discharge of the actions of the Supervisory Board members

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Resolution on the appointment of public auditors

   TOP 1  TOP 2  TOP 3  TOP 4  TOP 5  TOP 6  Election to the Supervisory Board

 See you at theAnnual General Meeting 3 May 2018

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.